UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PENN TREATY AMERICAN CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

707874103

(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin & Kratz, PC LLO
Elkhorn, NE 68022		Suite 3700 First National Tower
(402) 289-3217		Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 24, 2007

(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 707874103	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

SS or IRS Identification Number of Above Person

Elkhorn Partners Limited Partnership / 47-0721875

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

Number of	2,304,150 Shares
Shares
Beneficially	8. Shared Voting Power
Owned by
Reporting	0
Person
With	9. Sole Dispositive Power

2,304,150 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,304,150 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain

Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.9% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 707874103	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 5 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Penn Treaty American Corporation (“Penn Treaty”) by adding the following information to the items indicated:

ITEM 4. PURPOSE OF THE TRANSACTION.

On October 24, 2007, a disclaimer of affiliation was submitted to the Insurance Department of the Commonwealth of Pennsylvania (the “Department”) on behalf of the Partnership. Pursuant to the disclaimer, the Partnership is asking the Department to (1) approve any purchases of additional Penn Treaty common stock by the Partnership (increasing its ownership to 10% to 20%) and any election of Mr. Parsow to the Penn Treaty board of directors and (2) conclude that these proposed actions will not result in the Partnership’s acquisition of control of Penn Treaty. The disclaimer submitted to the Department on behalf of the Partnership is attached hereto as Exhibit A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)(b) As of October 25, 2007, the Partnership owns 2,280,900 shares of Penn Treaty common stock. Mr. Parsow also owns 23,250 shares of Penn Treaty common stock in an individual retirement account. The Penn Treaty Form 10-K for the year ended December 31, 2005 reported that there were outstanding 23,290,688 shares of Penn Treaty common stock as of March 22, 2007. Based on this number, the Partnership and Mr. Parsow own approximately 9.9% of the Penn Treaty common stock.

(c) During the past 60 days, the Partnership purchased 41,600 shares of Penn Treaty common stock, in open market transactions, at prices ranging from $5.32 to $5.79 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: October 25, 2007

Elkhorn Partners Limited Partnership

By: Parsow Management LLC, General Partner

By: /s/ Alan S. Parsow

Alan S. Parsow

Sole Manager

Exhibit A

MCGRATH NORTH MULLIN & KRATZ, PC LLO

ATTORNEYS AT LAW

SUITE 3700 FIRST NATIONAL TOWER

1601 DODGE STREET, OMAHA, NEBRASKA 68102

402-341-3070

FAX: 402-341-0216

October 23, 2007

VIA FEDERAL EXPRESS

Robert Brackbill Insurance Department of the Commonwealth of Pennsylvania Company Licensing Division 1345 Strawberry Square Harrisburg, PA 17120
Re:	Elkhorn Partners Limited Partnership / Penn Treaty American Corporation

Disclaimer of Affiliation under 40 P.S. §991.1404(k) and 31 Pa. Code §25.20

Dear Mr. Brackbill:

We are counsel to Elkhorn Partners Limited Partnership, a Nebraska limited partnership (the “Partnership”), and make this disclaimer of affiliation on behalf of the Partnership with the Insurance Department of the Commonwealth of Pennsylvania (the “Department”) pursuant to 40 P.S. §991.1404(k) and 31 Pa. Code §25.20. This disclaimer of affiliation is made in connection with proposed acquisitions of common stock of Penn Treaty American Corporation, a Pennsylvania insurance holding company (“Penn Treaty”), by the Partnership. We respectfully request that the Department approve the proposed actions set forth herein and conclude that those proposed actions will not result in the Partnership’s acquisition of control of Penn Treaty.

Pennsylvania Law. 40 P.S. §991.1401 generally defines the term “control” and provides that control is presumed to exist if any person owns 10% or more of the voting securities of another person; provided, however, that the presumption may be rebutted by a showing that control does not exist in fact. 40 P.S. §991.1402 generally regulates the acquisition of control of a domestic insurer and requires the filing of Form A and approval from the Department before any acquisition of control. 40 P.S. §991.1404(k) and 31 Pa. Code §25.20 are the means by which a person may rebut the presumption that control would exist.

Partnership Background. The business of the Partnership consists of buying and selling stocks, bonds and other investments for the account of the Partnership. The general partner of the Partnership is Parsow Management LLC, a Nebraska limited liability company (the “General Partner”), and the sole manager of the General Partner is Alan S. Parsow, a Nebraska resident. As of October 23, 2007, the Partnership owns (beneficially and of record) 2,280,900 shares of Penn Treaty common stock. Mr. Parsow also beneficially owns 23,250 shares of Penn Treaty common stock in an individual retirement account. No other affiliates of the Partnership own (beneficially or of record) additional shares of Penn Treaty common stock. Neither the Partnership nor any affiliate has the right to acquire, directly or indirectly, additional shares of Penn Treaty common stock. Penn Treaty last reported the number of shares of its common stock outstanding in a Form 10-K filed with the Securities and Exchange Commission on March 29, 2007. That report indicated that there were 23,290,688 shares of Penn Treaty common stock outstanding as of March 22, 2007. Based on this number, the Partnership and Mr. Parsow own approximately 9.9% of the Penn Treaty common stock. The Partnership has

October 23, 2007

acquired the Penn Treaty common stock as a long-term investment. No additional material relationships or bases for affiliation exist between the Partnership and Penn Treaty.

Penn Treaty Background. Penn Treaty is a Pennsylvania insurance holding company that conducts its primary business of selling long-term care insurance through the following subsidiaries: (1) Penn Treaty Network America Insurance Company, a Pennsylvania-domiciled insurance company; (2) American Network Insurance Company, a Pennsylvania-domiciled insurance company; and (3) American Independent Network Insurance Company of New York, a New York-domiciled insurance company.    Penn Treaty common stock is traded on the New York Stock Exchange under the symbol “PTA”. The authorized voting securities of Penn Treaty currently consists of 37,500,000 shares of common stock. As indicated above, the latest information available from Penn Treaty is that there were 23,290,688 shares of Penn Treaty common stock outstanding as of March 22, 2007. The Penn Treaty board of directors is classified and directors are elected to three-year terms. The Penn Treaty board of directors currently consists of nine members (three classes of three members).

Proposed Actions. The Partnership may, subject to the response of the Department, purchase additional Penn Treaty common stock either in the open market, in privately-negotiated transactions or otherwise. Any such additional purchases would increase the Partnership’s ownership of Penn Treaty common stock to between 10% and 20%. In addition, Mr. Parsow may accept a nomination from the Penn Treaty board of directors and may serve on the Penn Treaty board of directors if elected.

Explanatory Statement. The Partnership should not be considered to control Penn Treaty upon the occurrence of the proposed actions set forth herein, because those actions will not result in the Partnership having the power to direct or cause the direction of the management and policies of Penn Treaty. The Partnership would acquire the additional Penn Treaty common stock for long-term investment purposes only and has no intent to exercise control over Penn Treaty. Ownership of 10% to 20% of the Penn Treaty common stock is not sufficient to elect a single member to the Penn Treaty board of directors or determine any other matter subject to the approval of the Penn Treaty shareholders. In addition, should Mr. Parsow become a member of the Penn Treaty board of directors, he would be one of ten directors. Mr. Parsow’s vote would not be sufficient to determine any matter subject to the approval of the Penn Treaty board of directors. Neither Mr. Parsow nor any affiliate of the Partnership is, or intends to become, an officer of Penn Treaty.

Should you have any follow-up questions or requests, please contact the undersigned or Jason Benson at (402) 341-3070. Otherwise, we respectfully request that the Department approve the proposed actions set forth herein and conclude that those proposed actions will not result in the Partnership’s acquisition of control of Penn Treaty.

Yours very truly,

/s/ David L. Hefflinger

David L. Hefflinger

DLH:mlc

Cc:	Alan Parsow
Jason Benson